Exhibit 99.1

ITW NEWS RELEASE

ITW Reports 11% Growth in Diluted Net Income Per Share for the 2005 Second Quarter; Company Raises Full-Year 2005 Earnings Forecast Range to $5.02 - $5.14

GLENVIEW, ILLINOIS—July 21, 2005—Illinois Tool Works Inc. (**NYSE:ITW**) today reported 11 percent growth in diluted net income per share in the 2005 second quarter. Diluted net income per share in the quarter was $1.29 versus $1.16 in the 2004 second quarter. In addition, the Company's second quarter revenues increased 10 percent, operating income grew 1 percent and net income rose 4 percent.

The growth in second quarter earnings occurred primarily due to a lower tax rate and fewer shares outstanding as a result of the Company's share repurchase program. The Company's tax rate moved to 31.6 percent in the 2005 second quarter from 34.0 percent in the year ago period. The combination of the lower tax rate and share repurchase program contributed approximately 13 cents of earnings in the quarter.

For the 2005 second quarter, operating revenues were $3.296 billion compared to $3.002 billion for the year earlier period. Operating income improved modestly to $566.9 million in the most recent quarter from $561.5 million in the prior year period largely as a result of $42.4 million decrease in Leasing and Investments income compared to a year ago and higher North American base income partially offset by weaker performance from the international units. Net income was $373.8 million in the second quarter compared to $360.4 million a year ago. The Company's second quarter overall operating margins of 17.2 percent were 150 basis points lower than a year ago largely due to the aforementioned decline in Leasing and Investments income. While some end markets moderated in the second quarter, manufacturing operating margins of 17.1 percent were only 30 basis points lower than a year ago.

For the first half of 2005, diluted net income per share of $2.35 was 12 percent higher than the $2.10 diluted net income per share for the year earlier period. In this same period, revenues grew 12 percent to $6.370 billion from $5.713 billion, operating income increased 4 percent to $1.045 billion from $1.009 billion, and net income of $686.1 million was 5 percent higher than the $650.5 million for the 2004 first half.

The Company's free operating cash flow continued to be strong in the 2005 second quarter at $429.9 million. The generation of free cash flow allowed the Company to continue its share repurchase program and to fund its acquisition activity. Acquisitions totaled $36 million of annualized acquired revenues in the second quarter and $187 million of annualized acquired revenues year to date. Based on a full pipeline of potential acqusitions, the Company continues to forecast acquired revenues of $600 to $800 million of annualized revenues for full-year 2005.

"Given the challenging year-over-year comparisons we had with our Leasing and Investments segment and the moderating growth we experienced in a variety of international and North American end markets, we were pleased we were able to produce four percent base revenue growth as well as a double-digit earnings increase in the quarter," said Chairman and Chief Executive Officer W. James Farrell.

Segment highlights for the 2005 second quarter include:

North American Engineered Products second quarter revenues increased 13 percent largely as a result of contributions from acquisitions as well as base revenue growth from the industrial and construction business units. Operating income increased 14 percent as base income growth from the construction and industrial units combined with contributions from acquisitions. As a result, operating margins of 18.2 percent were 30 basis points higher than the prior year period. For the 2005 first half, revenues and operating income grew 13 percent and 10 percent, respectively, and operating margins of 17.0 percent were 50 basis points lower than the year ago period.

International Engineered Products second quarter revenues grew 9 percent mainly as a result of contributions from currency translation and acquisitions. Due to weaker than expected end markets for the Company's automotive, industrial and construction products, base revenues declined 2 percent in the quarter. Operating income was flat in the quarter as contributions from translation and acquisitions were offset by declining base business activity and higher restructuring costs. Operating margins in the second quarter of 14.4 percent were 120 basis points lower than the year earlier period. For the 2005 first half, revenues and operating income were up 15 percent and 12 percent, respectively, and operating margins of 13.7 percent were 50 basis points lower than a year ago.

North American Specialty Systems second quarter revenues and operating income both increased 9 percent largely as a result of strong base revenue and income growth from the welding and food equipment units. Operating margins of 18.2 percent were flat with the year earlier period. For the 2005 first half, revenues grew 10 percent and operating income increased 13 percent. Operating margins of 17.9 percent were 50 basis points higher than a year ago.

International Specialty Systems second quarter revenues increased 15 percent primarily due to favorable currency translation and acquisitions as well as contributions from base revenues associated with the industrial packaging and welding units. Operating income grew 11 percent mainly as a result of contributions from currency translation and base income. Operating margins of 13.7 percent were 40 basis points lower than the year earlier period. For the 2005 first half, revenues and operating income grew 14 percent and 3 percent, respectively. Operating margins of 11.6 percent were 130 basis points lower than a year ago.

Leasing and Investments second quarter operating income of $6.3 million was 87 percent lower than the year ago period. The formidable decline in income was due to higher income realized last year from gains on sales in the commercial mortgage portfolio and mark-to-market adjustments on venture capital investments.

Looking ahead, while the Company expects base revenues to grow approximately 3.4 percent in the second half of the year, the reduction in the full-year tax rate to 32.0 percent and higher than anticipated income from Leasing and Investments in the third quarter have resulted in a higher forecasted earnings range of $5.02 to $5.14 for full-year 2005. The Company also is forecasting an earnings range of $1.33 to $1.39 for the 2005 third quarter. The midpoints of full-year and third quarter forecasts represent growth of 16 percent and 25 percent, respectively.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions, base revenues, potential acquisitions and higher income from Leasing and Investments for the third quarter and full-year 2005 and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2005 First Quarter.

ITW is an $11.7 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 650 decentralized operations in 45 countries and employs some 49,000 people.

CONTACT: John Brooklier, 847-657-4104, or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.
(In thousands except per share data)

STATEMENT OF INCOME		Three Months Ended June 30,			Six Months Ended June 30,	
		2005	2004		2005	2004
Operating Revenues	$	3,295,644	$ 3,002,271	$	6,369,935	$ 5,712,620
Cost of revenues		2,156,602	1,929,803		4,178,939	3,680,146
Selling, administrative, and R&D expenses		556,975	502,880		1,105,050	986,221
Amortization and impairment of goodwill & other intangibles		15,213	8,052		41,203	37,075
Operating Income		566,854	561,536		1,044,743	1,009,178
Interest expense		(27,352)	(18,991)		(46,079)	(34,873)
Other income		6,880	3,505		10,324	11,170
Income From Continuing Operations Before Income Taxes		546,382	546,050		1,008,988	985,475
Income taxes		172,600	185,700		322,900	335,100
Income From Continuing Operations		373,782	360,350		686,088	650,375
Income From Discontinued Operations		-	-		-	171
Net Income	$	373,782	$ 360,350	$	686,088	$ 650,546
.						
Income Per Share from Continuing Operations:						
Basic		$1.30	$1.17		$2.37	$2.11
Diluted		$1.29	$1.16		$2.35	$2.09
Income Per Share from Discontinued Operations:						
Basic		$ -	$ -		$ -	$ -
Diluted		$ -	$ -		$ -	$ -
Net Income Per Share:						
Basic		$1.30	$1.17		$2.37	$2.11
Diluted		$1.29	$1.16		$2.35	$2.10
Shares outstanding during the period :						
Average		287,902	308,086		289,639	308,168
Average assuming dilution		290,015	310,638		291,800	310,504

ESTIMATED FREE OPERATING CASH FLOW		Three Months Ended June 30,			Six Months Ended June 30,	
		2005	2004		2005	2004
Net cash provided by operating activities	$	498,324	$ 376,818	$	801,275	$ 696,518
Plus: Proceeds from investments		12,246	19,640		27,638	38,452
Less: Additions to PP&E		(80,681)	(69,259)		(144,709)	(129,772)
Free operating cash flow	$	429,889	$ 327,199	$	684,204	$ 605,198

ILLINOIS TOOL WORKS INC.

(In thousands)

STATEMENT OF FINANCIAL POSITION		June 30, 2005		March 31, 2005		Dec. 31, 2004
ASSETS						
Cash & equivalents	$	858,679	$	1,052,941	$	667,390
Trade receivables		2,134,215		2,132,492		2,054,624
Inventories		1,274,538		1,361,403		1,281,156
Deferred income taxes		156,664		135,387		147,416
Prepaids and other current assets		143,020		174,019		171,612
Total current assets		4,567,116		4,856,242		4,322,198
Net plant & equipment		1,822,236		1,875,221		1,876,875
Investments		971,354		981,028		912,483
Goodwill		2,834,779		2,848,698		2,753,053
Intangible assets		477,328		487,528		440,002
Deferred income taxes		121,159		115,341		233,172
Other assets		835,143		841,857		814,151
	$	11,629,115	$	12,005,915	$	11,351,934
LIABILITIES and STOCKHOLDERS' EQUITY						
Short-term debt	$	696,788	$	785,985	$	203,523
Accounts payable		555,804		600,272		603,811
Accrued expenses		946,668		890,264		959,380
Cash dividends payable		79,909		81,146		81,653
Income taxes payable		1,213		13,651		2,604
Total current liabilities		2,280,382		2,371,318		1,850,971
Long-term debt		967,208		967,857		921,098
Other liabilities		954,324		958,047		952,255
Total non-current liabilities		1,921,532		1,925,904		1,873,353
Common stock		3,117		3,116		3,114
Additional paid-in capital		1,025,034		1,006,852		978,941
Income reinvested in the business		8,488,550		8,194,678		7,963,518
Common stock held in treasury		(2,304,064)		(1,921,110)		(1,731,378)
Accumulated other comprehensive income		214,564		425,157		413,415
Total stockholders' equity		7,427,201		7,708,693		7,627,610
	$	11,629,115	$	12,005,915	$	11,351,934